UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 13, 2024, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing the Full-Year 2023 Financial Results and Corporate Developments.

Attached hereto is the following exhibit:

Exhibit 99.1          Press release dated March 13, 2024

Exhibit 99.1 (other than the paragraph immediately preceding the heading “Financial Results for the Year Ended December 31st, 2023”) is hereby incorporated by reference into the Company's Registration Statements on Form S-8 (Registration Nos. 333-223915 and 333-270477) and its Registration Statement on Form F-3 (Registration No 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: March 13, 2024	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer